Consent of Yumin Qiu
Director of Geology and New Projects PRC
Eldorado Gold Corporation

To the Board of Directors of Eldorado Gold Corporation

I hereby consent to the incorporation by reference in this annual report on Form 40-F of March 30, 2011 for the year ended December 31, 2010 of the description of the report titled "Jinfeng Gold Mine, Guizhou Province China" dated October 10, 2007 (the "Technical Report") and of extracts from or a summary of the Technical Report in written disclosure filed by Eldorado Gold Corporation and to the description of certain exploration and mineral resource information of the White Mountain and Eastern Dragon Projects and to the use of my name in this annual report as a named expert.

Dated as of the 30th day of March 2011

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Yumin Qiu, Ph.D., MAIG